DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Laura Sirianni laura.sirianni@dlapiper.com T 919.786.2025 F 919.786.2225

December 20, 2013

Via EDGAR and Courier

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, DC 20549

Attn:	Duc Dang, Special Counsel
Jerard Gibson, Attorney-Advisor

Re:	Resource Real Estate Opportunity REIT II, Inc.
Amendment No. 3 to Registration Statement on Form S-11
Filed December 20, 2013
File No. 333-184476

Dear Mr. Dang and Mr. Gibson:

On behalf of our client, Resource Real Estate Opportunity REIT II, Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “SEC”) via EDGAR, a complete copy of Amendment No. 3 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 3”).

Amendment No. 3 includes revisions in response to comments received from state securities’ regulators as well as further revisions to Table III included in the Prior Performance Tables to reflect the guidance included in the Division’s Disclosure Guidance Topic No. 6.

For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No. 3 along with four additional copies marked to show changes from the Company’s amendment filing on Form S-11 on November 26, 2013, together with copies of this response letter as filed with the SEC.

Very truly yours,

DLA Piper LLP (US)

/s/ Laura K. Sirianni
Laura K. Sirianni

Enclosure

cc:	Alan F. Feldman
Shelle Weisbaum